FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 12/21/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Ternium seeks to streamline its corporate structure by offering to acquire the minority participation in Ternium Mexico that it does not own directly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: December 21, 2021

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Seeks to Streamline its Corporate Structure by Offering to Acquire the Minority Participation in Ternium Mexico that it Does Not Own Directly

Luxembourg, December 21, 2021 – Ternium S.A. (NYSE: TX) today announced a $1.0 billion offer to acquire from its publicly listed subsidiary Ternium Argentina S.A. (BYMA: TXAR) a 28.73% participation in Ternium Mexico S.A. de C.V. that Ternium does not own directly.

Ternium currently owns directly 71.27% and 62.49% of Ternium Mexico and Ternium Argentina, respectively, and fully consolidates the assets, liabilities and results of operations of both companies. Ternium Argentina is listed in the Argentine Stock Exchange (BYMA) and its main non-Ternium shareholder is Argentina’s national social security administration, with a 26.43% participation. No other shareholder has a participation in excess of 5% of Ternium Argentina’s shares.

The proposed transaction would be subject to, among other conditions, its approval by Ternium Argentina’s shareholders meeting with the affirmative vote of 95% of the shareholders present (excluding Ternium) and the simultaneous approval by Ternium Argentina of a dividend of $900 million.

“This transaction is primarily aimed at streamlining our corporate structure,” said Ternium CEO Máximo Vedoya. “A simplified corporate structure contributes to a more straightforward management of our operations and an easier analysis by our stakeholders of our performance and results. We will continue looking for opportunities to add value to our shareholders.”

If approved by Ternium Argentina’s shareholders meeting, the transaction is expected to close in the first quarter of 2022.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.